UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-181530) OF SMART TECHNOLOGIES INC. FILED WITH THE COMMISSION, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS THE REGISTRANT SUBSEQUENTLY FURNISHES TO OR FILES WITH THE COMMISSION.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

In connection with its announcement of financial results for the year ended March 31, 2015, SMART Technologies Inc. is filing the following documents:

Management’s Discussion and Analysis for the years ended March 31, 2015, 2014 and 2013;

Consolidated financial statements of SMART Technologies Inc. for the years ended March 31, 2015, 2014 and 2013;

Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;

Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;

Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; and

Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Jeffrey A. Losch
Name:	Jeffrey A. Losch
Title:	Vice President, Legal and General Counsel

Date: May 14, 2015

Exhibit Index

99.1	Management’s Discussion and Analysis for the years ended March 31, 2015, 2014 and 2013.

99.2	Consolidated financial statements of SMART Technologies Inc. for the years ended March 31, 2015, 2014 and 2013.

99.3	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3